February 7, 2008

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4563

Attention:	Christian N. Windsor
Special Counsel

	Re:	The Nasdaq Stock Market, Inc.
Definitive Proxy Statement on Schedule 14A Filed April 20, 2007
File No. 000-32651

Dear Mr. Windsor:

On behalf of The Nasdaq Stock Market, Inc. (the “Company” or “Nasdaq”), set forth below are our responses to the comment letter dated January 14, 2008 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC” or the “Commission”) relating to the Company’s Definitive Proxy Statement (the “Proxy Statement”) on Schedule 14A for the Company’s annual meeting of stockholders held on May 23, 2007. To assist with your review, we have included the text of the Staff’s comments below in italics.

General Comments on Your Response

1.	In your responses to our prior comments, you provided us with additional information to assist us to better understand your disclosure. You go on to confirm that you will provide analysis in future filings in [of] the information material to an understanding of the relevant portion of your compensation program. Please clarify that absent a material change to your compensation program, you will provide information responsive to the comment in your upcoming Compensation Discussion and Analysis.

As we stated in our response letter dated November 14, 2007 (the “November 2007 Letter”), we confirm that, in the case of comments originating under Item 402(b)(1) of Regulation S-K, we will provide information responsive to the comments in the Compensation Discussion and Analysis to be included in our Proxy Statement for the Company’s 2008 Annual Stockholders Meeting (the “CD&A”) (as well as in other future filings), and that, in the case of comments originating under Item 402(b)(2) of Regulation S-K, we will provide information responsive to the comments to the extent that the information is material to an investor’s understanding of the Company’s executive compensation program in the CD&A (as well as in other future filings).

Christian N. Windsor

February 7, 2008

Compensation Discussion and Analysis, page 33

2.	In your response to prior comment 3, you indicate that you did not disclose the targeted performance measures for the Business Unit Strategic Measures because they were operational in nature and the disclosure of the measures would cause competitive harm. Please provide additional analysis which addresses how the disclosure of the Business Unit Strategic Measures could cause the competitive harm cited in your response.

As we stated in our response to Comment 3 in the November 2007 Letter, we did not disclose the specific target levels for our Business Unit Strategic Measures in our Proxy Statement because these measures are operational in nature, and we believe that their disclosure would reveal strategic information to our competitors, thereby resulting in competitive harm to the Company. Our industry, the equity securities markets, is intensely competitive and we face challenges from several companies (including companies that are larger than us) in several key areas, including the quality of our technology and services, the costs of our services, the depth and breadth of our liquidity and our reputation. In particular, we engage in aggressive competition with these organizations over trade execution pricing and the development of new and innovative products.

As we stated previously, the disclosure of these specific Business Unit Strategic Measures and the related target levels would provide these organizations with financial information about the Company at the Business Unit level that is not currently disclosed in our financial statements or elsewhere. In addition, the disclosure of these metrics would provide these organizations with valuable insights into how we operate the Company at the Business Unit level, without offering a corresponding benefit to investors. Below are examples of how the disclosure of the specific Business Unit Strategic Measures would cause competitive harm to the Company:

•

With respect to Business Unit Strategic Measures that relate to product development, such as revenue targets relating to new product development or project delivery goals, the disclosure of these specific measures and the related target levels would provide our competitors with critical insight into: (i) the Company’s short-term and long-term plans for developing existing and new areas of the business, (ii) how the Company values products in development and (iii) the expected timing of new projects or product launches. Given that, as a registered national securities exchange, the Company, unlike other companies in the trading business that are not registered securities exchanges (for example, Electronic Communications Networks (ECNs)), is required to seek the approval of the SEC with respect to many of its product offerings. Since these rule filings can be pending for lengthy periods of time prior to the launch of a product, a competitor with access to the operational information in the rule filings, along with the Business Unit Strategic Measures, could use this information to develop comparable products, such as data or trading-related products, to counter our initiatives and compete with the Company’s product offerings. This could negate or minimize any competitive advantage that we might otherwise obtain from these products, thereby adversely affecting the Company’s financial performance.

•

Disclosure of the specific Business Unit Strategic Measures that relate to corporate strategy also would result in competitive harm to the Company and its shareholders. In recent years, the cash equities industry has undergone increased globalization and consolidation. We have participated in this trend primarily through acquisitions and

Christian N. Windsor

February 7, 2008

other strategic initiatives, which have been vital to our growth and success. The disclosure of the strategic metrics that relate to the Company’s growth initiatives, such as potential merger and acquisition activity or other endeavors, would allow our competitors to develop counter strategies, including their own bids for potential acquisition targets, thereby increasing the risk that we would not be able to successfully complete these acquisitions and other initiatives or increasing the cost of a transaction to a level that may make it unattractive or unfeasible from a financial standpoint. In many cases, strategic initiatives take significant time to be completed and any insight into the plans or timing for these transactions could give competitors information that they could use to their advantage in their own strategic planning or use to disadvantage the Company in completing its objectives.

•

Disclosure of Business Unit Strategic Measures relating to the financial performance of the Company’s business lines, such as the target levels for revenue, income or expenses, would provide detailed information about profit margins and costs that is not otherwise accessible to competitors. This information would provide these companies with more detailed financial information than the Company is required to provide in its financial statements. This financial information could be used by these companies to evaluate the profitability of various lines of the Company’s business. This could result in competitors adjusting their existing strategies to compete more effectively with the Company and causing harm to our performance in these business areas.

•

As we explained in the November 2007 Letter, if we are required to disclose the specific targets relating to market share of trading in equity securities, our competitors would be able to determine the percentage of market share that we are seeking to achieve during the performance period. This information would be useful to these organizations in evaluating our pricing structure and/or determining whether we have implemented other strategic initiatives intended to increase our market share and could result in adverse effects to our trading business.

•

As we indicated in the November 2007 Letter, in future filings, including the Compensation Discussion and Analysis in our 2008 Proxy Statement, we will provide disclosure of the target levels relating to the Company’s Business Unit Strategic Measures to the extent that: (i) the measures are material to an understanding of the performance-based incentive compensation earned by our executive officers and (ii) their disclosure would not cause competitive harm to the Company. If this information is omitted from our disclosure, we will provide, as we have in the past, a discussion of how difficult it will be, or is likely to be, for the executive officers or the Company to achieve the undisclosed target levels.

*    *    *

As previously requested by the Staff, Nasdaq acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Christian N. Windsor

February 7, 2008

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or concerns, please feel free to contact Yolanda Goettsch at (301) 978-8486 or Erika Moore at (301) 978-8490.

Sincerely,

/s/ Edward S. Knight
Edward S. Knight
Executive Vice President, General Counsel and Chief Regulatory Officer